

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2011

<u>Via E-mail</u>
James P. Hallett
Chief Executive Officer
KAR Auction Services, Inc.
13085 Hamilton Crossing Boulevard
Carmel, Indiana 46032

> **Re:** **KAR Auction Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 24, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 12, 2011**
> **File No. 001-34568**

Dear Mr. Hallett:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please see Securities Act Section 10(a)(3) and Securities Act Rule 427 regarding use of a prospectus more than nine months after the effective date of the related registration statement. With respect to the registration statement on Form S-1 declared effective on April 22, 2010 (File No. 333-166047), please tell us if Goldman Sachs & Co. sold, or used the prospectus contained in the registration statement to offer for sale, any of the securities registered by the registration statement from the period between May 1, 2011 and the date on which you received this letter. Please confirm to us your understanding and Goldman Sachs & Co.'s understanding that unless you have an effective post-effective amendment to the registration statement that contains the financial information required by the aforementioned rules and regulations, Goldman Sachs & Co. may not

sell, or use the prospectus contained in the registration statement to offer for sale, any of the shares registered by the registration statement.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Liquidity and Capital Resources, page 54

2. Please expand your discussion of working capital to disclose the amount of cash held by foreign subsidiaries and the amount of taxes, if any, that would need to be accrued and paid if the funds were repatriated.

3. We note your leverage ratio covenant is based on consolidated Adjusted EBITDA and you have included a presentation of the non-GAAP measure as calculated pursuant to your credit facility. We also note your disclosure that the covenants contained in your credit facility are critical to an investor's understanding of your financial liquidity. In this regard, in future filings, please discuss the covenants in more detail by including disclosure identifying the levels and ratios required by the covenant(s), and disclosing your actual levels and ratios corresponding to each covenant.

Consolidated Statements of Cash Flows, page 73

4. Please explain to us your basis for the classification of finance receivables held for investment as an investing activity. We note your disclosure in the first paragraph on page 78. Also please reconcile for us the change in cash flows with the change in your balance sheet accounts: finance receivables, finance receivables securitized and retained interests in finance receivables sold.

Item 8. Financial Statements and Supplementary Data, page 66

Notes to Consolidated Financial Statements, page 74

Note 14 – Income Taxes, page 104

5. We note your disclosure that you have not recorded the deferred taxes that might be incurred if approximately $334 million of undistributed earnings related to your foreign subsidiaries were to be distributed. Please explain to us and revise your disclosure to clarify the nature of the deferred income tax liability for unremitted foreign earnings. Please also disclose, if true, that these amounts have been or will be permanently reinvested. Refer to FASB ASC 740-20-25-17.

Note 16 – Commitments and Contingencies, page 108

IAAI – Lower Duwamish Waterway, page 109

6. Please expand your disclosure to clearly state whether you are a potentially responsible party and either disclose the estimated loss, or range of loss, or state that such an estimate cannot be made. Further, please disclose the dollar amount and timing of major cash requirements anticipated to achieve compliance with the Washington State Department of Ecology source control requirements and the expected impact on future recurring operating costs if material. Please refer to SAB Topic 5:Y and FASB ASC 450.

Note 20 – Segment Information, page 112

7. Please tell us and expand your disclosure in future filings to state whether operating segments have been aggregated. Please refer to FASB ASC 280-10-50-21.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 22

8. Please discuss how you determined to grant the amounts of option awards, both plan and non-plan, to Messrs. Hallett, Caruso and Skuy, as set forth in the Summary Compensation Table and the Grant of Plan-Based Awards Table. See Item 402(b)(v) of Regulation S-K. We also note the disclosure in the first paragraph on page 29 that the Stock Incentive Plan was frozen effective December 10, 2009 and that no additional awards will be made under the Stock Incentive Plan. However, in the lead-in paragraph to the Grant of Plan Based Awards Table, you state that the grants disclosed in the table were made in 2010 under the Stock Incentive Plan. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Staff Attorney, at (202) 551-3427 if you have questions regarding any other comments. You may contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief